March 31, 2005





Nancy Vann, Esq.
OppenheimerFunds, Inc.
2 World Financial Center
225 Liberty Street
New York, New York 10080

Re:	Oppenheimer Dividend Growth Fund
	Registration Statement on Form N-1A
	File Numbers 333-122902; 811-21718


Dear Ms. Vann:

      We have reviewed the registration statement on Form N-1A for the Oppenheimer Dividend Growth Fund ("Fund") filed with the
Commission on February 18, 2005.  We have the following comments.

Prospectus

What Does the Fund Mainly Invest in?

	Please disclose that the Fund has a policy of investing at least
80% of its assets in dividend-paying stocks. Alternatively, explain supplementally how the Fund can comply with the requirements of
Section 35 (d) of the Investment Company Act of 1940 without such a policy.

How Does the Fund Manager Decide What Securities to Buy or Sell?

	Please summarize the methods the Fund Manager will use to decide what securities to buy or sell.

Objectives and Principal Investment Strategies

      Will the Fund borrow for leverage? If so, please disclose in this section and disclose the risks of leverage in all prospectus disclosure pertaining to risks of investing in the Fund.

Main Risks of Investing in the Fund

      If investing in derivatives will be a principal strategy of the
Fund, please summarize the attendant risks in Item 2 of the prospectus.

	Please summarize here all principal risks of investing in foreign stocks, fixed income instruments, convertible securities and preferred stocks.

	Will the Fund investing in emerging market securities, small- and mid-cap securities, securities of new companies and/or below
investment grade debt be principal strategies of the Fund   If so,
please summarize the attendant risks in Item 2 of the Prospectus.

The Fund`s Principal Investment Policies and Risks

Please separate disclosure of policies and risks by paragraph.

      Please disclose in detail in this section the principal risks of growth-style investing.

      Please disclose the risks of investing in foreign and emerging markets securities, derivatives, small- and mid-cap stocks, securities of new companies and below investment grade debt.

Other Investment Strategies

      Please indicate that the Fund`s "Other Investment
Strategies"
are non-principal. Also, please disclose the maximum percentage of assets the Fund will invest in the securities listed here; and indicate whether income from these securities will be fully taxable.

      Regarding the discussion of temporary defensive and interim investments, please define the term "interim" as it is used in this disclosure.

At What Price Are Shares Sold?

	Please disclose the effects of the Fund`s use of fair value pricing. See Instruction to Item 6 (a) (1) of Form N-1A.

	Please delete "significant" from the first sentence of the fourth paragraph under the heading "Net Asset Value."





Distribution and Service (12b-1) Plans

      In the event the Distributor incurs costs greater than the 0.25% of the average annual net assets of Class A shares of the Fund, will the Distributor carry forward the unreimbursed expenses? If so, please disclose here.

Are There Limitations on Frequent Purchases, Redemptions and
Exchanges?

	Please delete the last sentence of the paragraph that discusses timing of exchanges, as the transfer agent is not permitted to delay reinvestment of exchange proceeds.

	Please explain the meaning of "terminate trading activity" as used in the disclosure pertaining to timing of exchanges.

Statement of Additional Information

Other Investment Restrictions

      Please explain in the narrative the meaning of the phrase
"except to the extent permitted under the Investment Company Act," as it pertains to the Fund`s fundamental policies on borrowing money, making loans, investing in real estate and commodities and underwriting.

      Please disclose that the Fund may not concentrate its investments in any one industry or group of industries.

      Please disclose whether the Fund has any non-fundamental policies regarding investing for control purposes.

Disclosure of Portfolio Holdings

	Please disclose which third-party recipients of the Fund`s non-public portfolio holding information are bound by contract not to disclose or trade on the information.

Annual Approval of Investment Advisory Agreement
      This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors approving the investment advisory contract.
Please include this information in the disclosure.  See
Instruction
to Item 13 (b) (10) of Form N-1A.


Closing

      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.





*    *    *    *    *    *


      Should you have any questions regarding this letter, please contact me at (202)942-0686.



						Sincerely,



						Vincent J. Di Stefano
						Attorney

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Ms. Nancy Vann, Esq.
OppenheimerFunds, Inc.
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